National Instrument 44-101
Short Form Prospectus Distributions

Appendix A
Notice Declaring Intention to be Qualified under
National Instrument 44-101 Short Form Prospectus Distributions
(“NI 44-101”)

Date:	February 19, 2016

TO:	British Columbia Securities Commission
Alberta Securities Commission

Auryn Resources Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

AURYN RESOURCES INC.

“Peter	Rees”
Name:	Peter Rees
Title:	Chief Financial Officer